The Trust held a special shareholder meeting on December 18, 2014 for the election of Trustees to the Board. Shareholders of the Trust voted as indicated below:



		 			Affirmative	Withholding Authority
Election of Deborah A. DeCotis		836,922,927		12,582,900
Re-Election of F. Ford Drummond		837,416,191		12,089,636
Election of Bradford K. Gallagher	836,733,107		12,772,720
Election of James A. Jacobson	        836,806,181		12,699,646
Election of Hans W. Kertess		835,542,439		13,963,388
Election of William B. Ogden, IV	836,844,994	        12,660,833
Election of Susan M. King*		837,335,838      	12,169,989
Re-Election of James S. MacLeod		837,339,215		12,166,612
Election of Alan Rappaport		836,024,614		13,481,212
Re-Election of Davey S. Scoon		835,948,371		13,557,456
Election of Julian Sluyters*		837,542,317		11,963,510

* Interested Trustee